Filed by Steadfast Apartment REIT III, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Steadfast Apartment REIT III, Inc.

Commission File No.: 000-55772

Registration Statement on Form S-4: 333-234513

The following reminder letter was sent to Stockholders of Steadfast Apartment REIT III, Inc. on February 4, 2020.

YOUR VOTE IS NEEDED Check Your Mail for Proxy Materials The STAR III Board of Directors Recommends a vote FOR ALL THREE proposals. No matter the size of your investment in STAR III, your vote is very important. If you do not provide voting instructions, your shares of STAR III Common Stock will NOT be voted. Abstentions and non-votes will have the same effect as a vote AGAINST the STAR III Merger Proposal and the STAR III Charter Amendment Proposal. Proposal 1 Merger Approve merger of STAR III with and into STAR — a transformational transaction that we believe will deliver the potential for enhanced value for ALL stockholders. Proposal 3 Adjournment Approve a proposal to adjourn the STAR III Special Meeting to another date in order to solicit additional proxies if sufficient votes have not been obtained. Proposal 2 Charter Amendment Approve a proposal to remove certain provisions that would make the merger more difficult and costly to complete. We are asking you to vote on the following three proposals specific to the merger between Steadfast Apartment REIT III and Steadfast Apartment REIT

Vote FOR The Merger Today by Voting for ALL THREE Proposals If you have any questions or need assistance in voting your shares, please contact our proxy solicitor: 844-291-2932 toll free www.pushproxy.com/STARIII NO OFFER OR SOLICITATION: This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. IMPORTANT ADDITIONAL INFORMATION: In connection with the proposed transaction, Steadfast Apartment REIT, Inc. (“STAR”) filed two Registration Statements on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which have each been declared effective by the SEC. One registration statement contains a proxy statement of Steadfast Income REIT, Inc. (“SIR”) and also constitutes a prospectus for STAR. The other registration statement contains a proxy statement of Steadfast Apartment REIT III, Inc. (“STAR III”) and also constitutes a prospectus of STAR. The applicable proxy statement/prospectus have been mailed to SIR’s and STAR III’s respective stockholders. WE URGE INVESTORS TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY STAR, SIR AND STAR III, AS APPLICABLE, IN CONNECTION WITH THE PROPOSED MERGERS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT STAR, SIR, STAR III AND THE PROPOSED MERGERS. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors will be able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials will also be available free of charge by accessing STAR’s website, by accessing SIR’s website, or by accessing STAR III’s website (each at www.steadfastreits.com). CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS: This communication contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. SIR, STAR and STAR III can give no assurances that their expectations will be attained. Factors that could cause actual results to differ materially from SIR’s, STAR’s or STAR III’s expectations include, but are not limited to, the risk that the proposed mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreements; the inability to obtain the stockholder approvals with respect to SIR and STAR III or the failure to satisfy the other conditions to completion of the proposed mergers; risks related to disruption of management’s attention from the ongoing business operations due to the proposed mergers; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of STAR, SIR or STAR III; and other factors, including those set forth in the Risk Factors section of SIR’s, STAR’s and STAR III’s most recent Annual Reports on Form 10-K filed with the SEC and other reports filed by SIR, STAR and STAR III with the SEC, copies of which are available on the SEC’s website, www.sec.gov. SIR, STAR and STAR III undertake no obligations to update these statements for revisions or changes after the date of this communication, except as required by law. 18100 Von Karman, Suite 500 Irvine, CA 92612 PRESORTED First Class Mail U.S. POSTAGE PAID SANTA ANA, CA PERMIT No. 518